Westergaard.com, Inc.
Chendai Andou Industry Park, Jinjiang,
Quanzhou, Fujian, China 362211
086-13808527788

April 4, 2011

John Reynolds
Assistant Director, U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Westergaard.com, Inc. Form 8-K Filed February 11, 2011 File No. 000-29761

Dear Mr. Reynolds:

We are in receipt of the comment letter issued by the United States Securities & Exchange Commission (the “Commission”) dated March 7, 2011 related to the Company’s Form 8-K filed on February 11, 2011. On March 22, 2011, we had filed a correspondence requesting a 10-day extension to respond to the comments received. Please accept this correspondence as a further request for an extension of an additional five (5) business days for the following reasons:

•	We are closing a financing transaction and want to disclose the terms in this Amendment Number 1 to Form 8-K;
•	The audit was completed over the weekend and all parties would like a few additional days to review; and
•	We need a few additional days to adequately review and address all comments.

Thank you for your attention to this matter.

Sincerely,

/s/ Ding Jinbiao
Ding Jinbiao
President and Chief Executive Officer